UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Financial Officer and Appointment of Replacement Chief Financial Officer

The board (“Board”) of directors of Primega Group Holdings Limited (the “Company”) announces that Mr. Man Wing Pong (“Mr. Man”) has tendered his resignation as Chief Financial Officer (“CFO”) of the Company with effect from October 23, 2024. Mr. Man’s resignation was not the result of any disagreement with the Board or the Company, but due to his personal reasons.

The Board would like to express its sincere gratitude to Mr. Man for his service and contribution to the Company during his tenure of office.

In connection with Mr. Man’s resignation, the Company announces that it has appointed Mr. Lau Mei Suen (“Mr. Lau”) as the CFO of the Company on October 23, 2024. The Board and Nominating Committee approved the appointment of Mr. Lau, succeeding Mr. Man.

Set forth below is certain biographical information regarding the background and experience of Mr. Lau:

Mr. Lau, aged 42, has over 20 years of experience in the financial services industry, covering the areas of audit, tax, and various financial projects. Prior to joining the Company, Mr. Lau was the CFO of China Hongbao Holdings Limited, from July 2023 to September 2024. Prior to joining China Hongbao Holdings Limited, Mr. Lau served as the financial controller of China Supply Chain Holdings Limited, from October 2022 to June 2023. During May 2020 to December 2021, Mr. Lau served as the assistant financial controller to Master Glory Group limited. During November 2015 to May 2020, Mr. Lau served as the senior finance manager to Symphony Holdings Limited. Mr. Lau worked as a finance manager at SMI Culture Group Holdings Limited from April 2007 to November 2015.

Mr. Lau received a Bachelor of Business Administrations in Accounting from the Hong Kong Baptist University in 2004 and a Diploma of China Accounting and Taxation Studies program issued by the Hong Kong Productivity Council.

The Board believes Mr. Lau will bring rich practical experience and valuable insights to the Company and would like to take this opportunity to welcome Mr. Lau on joining the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Kan Chi Wai
Name:	Kan Chi Wai
Title:	Chief Executive Officer and Director

Date: October 23, 2024